Exhibit 99.1

BAYTEX ANNOUNCES APPROVAL OF NORMAL COURSE ISSUER BID

CALGARY, ALBERTA (May 2, 2022) – Baytex Energy Corp. (“Baytex” or the "company") (TSX: BTE) is pleased to announce that the Toronto Stock Exchange (TSX) has accepted the company's notice of intention to implement a normal course issuer bid (“NCIB”) to purchase up to 56,300,143 common shares during the 12-month period commencing May 9, 2022 and ending May 8, 2023 or such earlier time as the NCIB is completed or terminated at the option of Baytex.

Baytex’s intention to launch a share buyback program is based on the strength of our balance sheet and our desire to offer direct shareholder returns. Baytex believes that the common shares have been trading at a price which does not adequately reflect their value in relation to the company's current operations and that the purchase of common shares for cancellation represents an opportunity to improve per share metrics.

The number of shares authorized for purchase represents 10% of Baytex's public float, as defined by the TSX, as of April 29, 2022. On April 29, 2022 Baytex had 569,213,590 common shares outstanding. Purchases will be made on the open market through the facilities of the TSX and/or alternative trading systems in Canada at market prices prevailing at the time of acquisition.

RBC Dominion Securities Inc. ("RBC") has agreed to act as the company's designated broker to make purchases of common shares pursuant to the NCIB. Baytex has also entered into an automatic share purchase plan (“ASPP”) with RBC allowing it to purchase common shares under the NCIB when the company would ordinarily not be permitted to purchase shares due to regulatory restrictions and customary self-imposed blackout periods. Pursuant to the ASPP, Baytex may provide instructions to RBC prior to a blackout period, which may not be varied or suspended during the blackout period. Purchases by Baytex’s designated broker will be in accordance with stock exchange rules, applicable securities laws and the terms of the ASPP. All purchases made under the ASPP are included in computing the number of common shares purchased under the NCIB. The ASPP has been pre-cleared, as required by the TSX. Outside of these blackout periods, common shares may be purchased under the NCIB in accordance with management's discretion.

The actual number of common shares that may be purchased under the NCIB and the timing of any such purchases will be determined by Baytex. The average daily trading volume through the facilities of the TSX during the most recently completed six-month period was 7,091,781 common shares. Consequently, daily purchases through the facilities of the TSX will be limited to 1,772,945 common shares, which is equal to 25% of the average daily trading volume, other than block purchase exceptions. All common shares acquired by Baytex under the NCIB will be cancelled.

Advisory Regarding Forward-Looking Statements

Certain statements in this press release are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "forward-looking statements"). Forward-looking information in this news release is identified by words such as “intention” or “will” or similar expressions and includes suggestions of future outcomes, events or performance. The forward-looking statements contained in this press release speak only as of the date thereof and are expressly qualified by this cautionary statement.

Specifically, this press release contains forward-looking statements relating to but not limited to: acquiring and cancelling Baytex common shares under the NCIB and the anticipated advantages to shareholders of the NCIB. Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Baytex and others that apply to the industry generally. These risks relating to Baytex include, but are not limited to, that Baytex will not be able to achieve the anticipated benefits of the NCIB.

Readers are cautioned that other events or circumstances, although not listed above, could cause Baytex’s actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking statements. Please refer to the annual information form for the year ended December 31, 2021 and the management’s discussion and analysis for the three months ended March 31, 2022 (the "MD&A") for additional risk factors relating to Baytex. These documents can be accessed on the Baytex website at www.baytexenergy.com, on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission on EDGAR at sec.gov.

The forward-looking statements contained in this press release are made as of the date hereof and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, except as required by applicable law. The forward-looking statements contained herein are expressly qualified by this cautionary statement.

Baytex Energy Corp

Baytex Energy Corp. is an energy company based in Calgary, Alberta. The company is engaged in the acquisition, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin and in the Eagle Ford in the United States. Baytex’s common shares trade on the Toronto Stock Exchange under the symbol BTE.

For further information about Baytex, please visit our website at www.baytexenergy.com or contact:

Brian Ector, Vice President, Capital Markets

Toll Free Number: 1-800-524-5521
Email: investor@baytexenergy.com